Exhibit 3.1

Amendment to Amended and Restated Bylaws, as Amended

ARTICLE II - BOARD OF DIRECTORS

Section 1. General Powers, Number, Term of Office and Limitations.

The business and affairs of the Corporation shall be under the direction of its Board of Directors. The number of Directors who shall constitute the Whole Board shall be such number as the Board of Directors shall from time to time have designated, except that in the absence of such designation shall be thirteen (13). The Board of Directors shall ~~bi-annually~~ elect a Chairman of the Board once every three years from among its members who shall, when present, preside at its meetings. Any director elected as Chairman of the Board shall not serve more than two full three-year terms as Chairman of the Board. The Chairman of the Board may not be a current officer or employee of the Company or any of its subsidiaries.

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